Exhibit 1

FOR RELEASE JULY 26, 2006	CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Revenue

and Operating Income for the Second Quarter 2006

(Calgary, Alberta, Canada, July 26, 2006)— NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today announced its financial results for the second quarter ended June 30, 2006.

Revenues in the second quarter 2006 were CDN $21.0 million (US $18.5 million) compared to CDN $17.5 million (US $14.2 million) in the similar period a year ago. The Company is reporting net income for the second quarter 2006 of CDN $5.5 million (US $4.9 million) or CDN $0.62 (US $0.55) per share (diluted) compared to a net income of CDN $4.7 million (US $3.8 million) or CDN $0.53 (US $0.43) per share (diluted) in the similar period a year ago.

Revenues in the six months ended June 30, 2006 were CDN $39.4 million (US $34.3 million) compared to CDN $32.8 million (US $26.6 million) in the similar period a year ago. The Company is reporting net income for the six months ended June 30, 2006 of CDN $10.7 million (US $9.4 million) or CDN $1.21 (US $1.05) per share (diluted) compared to a net income of CDN $8.4 million (US $6.8 million) or CDN $0.96 (US $0.78) per share (diluted), in the similar period a year ago.

“Revenue for the second quarter of 2006 of CDN $21.0 million and operating income of CDN $4.9 million represent historical records for NovAtel,” said Jon Ladd, President and CEO. “The majority of our year-over-year quarterly revenue growth of 20% is attributable to higher sales of our precision positioning system components into our Special Applications category, including sales of our new OEMV family of receivers. I believe our growth is a direct result of our focus on providing our customers with innovative, competitively-priced products that help them to increase market share in both traditional and emerging markets.”

The Company’s second quarter 2006 revenue in its Special Applications category grew by 40% over the similar period in 2005. The majority of this year-over-year revenue increase is attributable to higher product shipments into the surveying and mapping and precision agriculture markets, and higher shipments of product into China. “Our recently opened offices in the UK and Australia give us the ability to increase our efforts to expand our market share in Europe, Australia and Asia, as well as providing increased levels of customer service,” stated Ladd.

Revenue in the Company’s Geomatics category in the second quarter of 2006 increased by 8% over the similar period a year ago due to demand for the newly-launched GSR2700IS survey product manufactured for Point, Inc., the Company’s joint venture with Sokkia Co., Ltd. of Japan.

Second quarter 2006 revenue from the Company’s Aerospace and Defence category decreased by 33% over the similar period a year ago, as expected, and largely due to timing of deliveries under large, government-funded contracts. The majority of the second quarter 2006 revenue was derived from the completion of milestones in the development of the ground reference receiver for Europe’s Galileo system, under previously announced contracts.

NovAtel’s Executive Vice President and CFO, Werner Gartner, commented, “A number of factors, particularly the growth in revenue and the continued strong gross margins of 59%, contributed to net income increasing to CDN $5.5 million in the second quarter of 2006 compared to CDN $4.7 million in the second quarter of last year. In addition, the improved profitability and focused management of our working capital enabled us to generate positive operating cash flow, increasing our cash/short term investments balance to CDN $41.3 million.”

Foreign Exchange

Although approximately 94% of the Company’s revenues in 2006 were earned in US dollars, the Company’s financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.22 per US dollar in all of 2005 to a rate of CDN $1.12 per US dollar as of June 30, 2006.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Canadian dollar per US dollar	$1.134	$1.236	$1.148	$1.237

* * * * *

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the Special Applications, Aerospace & Defence and Geomatics revenue categories and long-term trends.

The Company will have a conference call today at 4:30 p.m. ET. Participants may access the NovAtel Inc. conference call by dialing 1-888-789-0089 (North America) or 416-695-6120 (International). This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.fulldisclosure.com.

A replay of the conference call will be available until August 2, 2006 by dialing 1-888-509-0081 (North America) or 416-695-5275 (International), Verbal Passcode 628120, or until October 15, 2006 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor centre at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

About NovAtel

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel is also the principal supplier of reference receivers to national aviation ground networks in the US, Japan, Europe, China and India. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. NovAtel, an ISO 9001 certified company, is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “will”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2005 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, Canadian dollars)

(Unaudited)

	June 30, 2006	Dec. 31, 2005
ASSETS

Current assets:
Cash and cash equivalents	$4,100	$2,721
Short-term investments	37,190	32,363
Accounts receivable	14,079	10,694
Related party receivables	1,061	1,331
Related party notes receivable	1,860	1,552
Inventories	7,326	5,436
Prepaid expenses and deposits	1,079	599
Future income tax asset	2,777	2,370
Total current assets	69,472	57,066

Capital assets	4,978	3,095
Intangible assets	4,735	4,722
Goodwill	1,494	1,494
Deferred development costs	1,390	1,657
Future income tax asset	3,587	3,221
Total assets	$85,656	$71,255

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$11,633	$9,784
Related party payables	6	15
Notes payable	2,017	1,552
Deferred revenue and customer deposits	1,105	752
Provision for future warranty costs	853	693
Total current liabilities	15,614	12,796

Deferred gain on sale/leaseback of capital assets	287	342
Total liabilities	15,901	13,138

Shareholders’ equity:
Capital stock	40,244	39,667
(Common shares issued and outstanding: 8,445 at June 30, 2006 and 8,365 at Dec. 31, 2005)
Contributed surplus	1,276	953
Retained earnings	28,235	17,497
Total shareholders’ equity	69,755	58,117
Total liabilities and shareholders’ equity	$85,656	$71,255

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

 (in Canadian $ thousands, except per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenues:
Product sales	$19,275	$16,908	$36,680	$31,014
NRE fees	1,690	578	2,735	1,829
Total revenues	20,965	17,486	39,415	32,843

Cost of sales:
Cost of product sales	7,654	6,376	14,388	12,073
Cost of NRE fees	939	441	1,561	1,044
Total cost of sales	8,593	6,817	15,949	13,117

Gross profit	12,372	10,669	23,466	19,726

Operating expenses:
Research and development	3,334	2,882	6,523	5,220
Selling and marketing	1,948	1,651	3,648	3,218
General and administration	1,900	1,817	3,586	3,634
Foreign exchange loss	250	32	148	40
Total operating expenses	7,432	6,382	13,905	12,112

Operating income	4,940	4,287	9,561	7,614

Interest income, net	380	170	667	323
Other expense	(63)	(30)	(83)	(44)
Benefit of investment tax credits	—	—	—	1,036

Income from operations before income taxes	5,257	4,427	10,145	8,929

Income taxes
Current provision	99	109	180	1,422
Future income tax expense (benefit)	(345)	(355)	(773)	(910)

Net income	$5,503	$4,673	$10,738	$8,417

Net income per share (basic)	$0.65	$0.56	$1.28	$1.02

Weighted average shares outstanding (basic)	8,434	8,273	8,406	8,267

Net income per share (diluted)	$0.62	$0.53	$1.21	$0.96

Weighted average shares outstanding (diluted)	8,919	8,789	8,889	8,784